NORSAT ANNOUNCES THE APPOINTMENT OF FABIO DONINELLI AS CHAIRMAN

Vancouver, British Columbia – March 7, 2011 -- Norsat International Inc. (“Norsat" or the “Company”) (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that the Board of Directors has appointed Mr. Fabio Doninelli as the Company’s new Chairman and also a member of the audit committee. For the past twenty-five years Mr. Doninelli had been serving as a Strategy Advisor to the Norsat Board.

Mr. Doninelli is President and Board Member of Prismafin S.A., an international investment organization with offices in Chiasso and Zurich, Switzerland, which manages a fund in excess of US$750 million.  Mr. Doninelli has extensive experience in strategic advisory, portfolio management, and structuring funds. From 1982 to 1986, Mr. Doninelli served as Vice President of Trading for the Zurich Stock Exchange. Mr. Doninelli also serves as Strategy Advisor to the Boards of several public and private companies around the world.

"On behalf of Norsat and its Board of Directors, we are delighted to welcome Fabio," said Dr. Amiee Chan, Director, President and CEO. “Fabio is well versed in Norsat’s history and businesses and brings with him a plethora of corporate experience. We look forward to his leadership and counsel on how to grow the Company and maximize shareholder value.”

“I am excited to join the Board of Norsat. Norsat has a well-established reputation in the communications market and is at a pivotal moment of its growth. I look forward to providing additional leadership and helping the company build on the successes it has achieved to date," said Mr. Doninelli.

Mr. Doninelli, who lives in Mendrisio Switzerland, exercises direction over the 1,985,575 Norsat common shares held by Prismafin S.A., and is the son of the late Mr. Ugo Angelo Doninelli.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Through its Sinclair Division (www.sinctech.com), Norsat is now a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further investor information, contact:

Dr. Amiee Chan

            Mr. Arthur Chin

President & CEO

            Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

Email: achin@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

Email: adam@wolfeaxelrod.com